UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

VirnetX Holding Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92823T207

(CUSIP Number)

Kendall Larsen
308 Dorla Court, Suite 206
Zephyr Cove, Nevada
(775) 548-1785

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	92823T207

1	NAMES OF REPORTING PERSONS
Kendall Larsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO/PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
405,444 (See Item 5(b) below)

	8	SHARED VOTING POWER
116,150 (See Item 5(b) below)

	9	SOLE DISPOSITIVE POWER
405,444 (See Item 5(b) below)

	10	SHARED DISPOSITIVE POWER
116,150 (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
521,594 (See Item 5(b) below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(See Item 5(b) below)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8% (See Item 5(a) below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

On October 24, 2023, a 1-for-20 reverse stock split was approved at a special meeting of the Company’s stockholders, a certificate of amendment to the Issuer’s (as defined below) Amended and Restated Certificate of Incorporation was filed and became effective as of October 25, 2023, and the Issuer’s Common Stock (as defined below) began trading on a post-split basis on October 26, 2023. Unless otherwise indicated, share numbers are presented on a post-split basis.

This Amendment No. 6 to Schedule 13D (this “Amendment 6”) amends that certain Schedule 13D filed on behalf of Mr. Kendall Larsen (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the Commission on February 16, 2010, Amendment No. 2 thereto filed with the Commission on July 24, 2012, Amendment No. 3 thereto filed with the Commission on September 5, 2012, Amendment No. 4 thereto filed with the Commission on March 21, 2014, and Amendment No. 5 thereto filed with the Commission on September 22, 2014 (“Amendment 5”, and, together with each of the foregoing amendments and the Original Schedule 13D, the “Amended Schedule 13D”). Changes in the Reporting Person’s beneficial ownership from the time of the Amendment 5 filing are reflected in Forms 4 previously filed by the Reporting Person with the Commission and in Item 5(c) below.

Since Amendment 5 was filed, the number of shares of the Issuer’s Common Stock outstanding has, on a post-split basis, increased by 1,150,449 shares, from 2,578,673 shares that were outstanding as of September 18, 2014 to 3,729,122 shares outstanding as of November 9, 2024.

Except as otherwise set forth herein, the information set forth in the Amended Schedule 13D remains unchanged and is incorporated by reference into this Amendment 6.

Item 1.	Security and Issuer

Item 1 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment 6 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of VirnetX Holding Corporation (the “Issuer”). The address of the principal executive office of the Issuer is: VirnetX Holding Corporation, 308 Dorla Court, Suite 206, Zephyr Cove, Nevada 89448.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety and presented on a post-split basis as follows:

(a) The aggregate number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person is 521,594, which represents beneficial ownership of approximately 13.8% of the Issuer’s Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of 405,444 shares of Issuer's Common Stock beneficially owned by the Reporting Person.

The Reporting Person has the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of 15,000 shares of the Issuer’s Common Stock held of record by K2 Investment Fund LLC of which the Reporting Person and Ms. Kathleen Larsen (the “Spouse”) are the sole member-managers, 74,147 shares of the Issuer’s Common Stock held by the Spouse, and 27,003 shares of the Issuer’s Common Stock issuable pursuant to options exercisable within 60 days of November 12, 2024 held by the Spouse.

The holdings reported in this Amendment 6 excludes (i) 30,676 shares of Common Stock held by the Spouse’s revocable trust; (ii) any shares of Common Stock or shares of Common Stock issuable pursuant to options that are presently exercisable or exercisable within 60 days of November 12, 2024 held by an adult child of the Spouse; and (iii) any shares of Common Stock held by an adult child of the Spouse in an irrevocable trust. The Reporting Person disclaims beneficial ownership of the excluded shares.

There have been no transactions between November 14, 2024 and the date of the filing of this Amendment 6 that would change the Reporting Person’s sole or shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of shares of Issuer's Common Stock beneficially owned by the Reporting Person and the Spouse as reported in this Amendment 6.

(c) The following transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person:

Transactions by the Reporting Person and the Spouse in the Past 60 Days

Name	Transaction Date	Quantity	Price Per Share(1)	How Effected
Kendall Larsen	11/14/2024	50,000	$6.08	(2)
Kathleen Larsen	11/12/2024	30,000	$6.08	(3)

(1) Represents the closing price of a share of the Issuer’s Common Stock on the New York Stock Exchange on the transaction date.
(2) Restricted stock grant issued to the Reporting Person.
(3) Restricted stock grant issued to the Reporting Person’s spouse.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	/s/ Kendall Larsen
Kendall Larsen
Chief Executive Officer, President and Director